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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4455421030

(Cusip Number)

Ashmore Investment Management Limited
20 Bedfordbury
London WC2N 4BL
United Kingdom
Attn: Mark Grimwood

Copy To:

Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Attn: Douglas L. Getter, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4455421030			Page 2 of 13

1.	Name of Reporting Person: Ashmore Investment Management Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.2%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 2,750,936 shares of Hungarian Telephone and Cable Corp. (“HTCC”) common stock, (ii) 25 warrants exercisable within the next 60 days to acquire an aggregate of 2,500,000 shares of HTCC common stock (the “Warrant Shares”) and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock, each share of which is convertible into ten (10) shares of common stock of HTCC at the option of the holder (the “Preferred Shares”), in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of shares of HTCC common stock outstanding as of August 9, 2004 (12,430,417) as set forth in HTCC’s Form 10-Q for the quarter ended June 30, 2004 as filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2004 (the “HTCC Outstanding Shares”) plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 3 of 13

1.	Name of Reporting Person: Ashmore Group Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.2%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 4 of 13

1.	Name of Reporting Person: Ashmore Investments (UK) Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.2%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 5 of 13

1.	Name of Reporting Person: Ashmore Management Company Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,370,936*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,370,936*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.2%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 2,750,936 shares of HTCC Common Stock, (ii) 25 warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 6 of 13

1.	Name of Reporting Person: Ashmore Global Special Situations Fund Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,668,572*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,668,572*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,572*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 1,548,572 shares of HTCC common stock and (ii) 12,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, currently owned by Ashmore Global Special Situations Fund Limited.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the number of Preferred Shares.

CUSIP No. 4455421030			Page 7 of 13

1.	Name of Reporting Person: Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 441,200

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 441,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 8 of 13

1.	Name of Reporting Person: Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,100,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,100,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%**

14.	Type of Reporting Person (See Instructions): CO

*	2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

CUSIP No. 4455421030			Page 9 of 13

1.	Name of Reporting Person: Ashmore Emerging Markets Debt Fund		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Grand Cayman, Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 400,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): CO

*	400,00 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 400,000 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

CUSIP No. 4455421030	Page 10 of 13 pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by AIML relates to the ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), and Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Hungarian Telephone and Cable Corp. (the “Company”). This Amendment No. 4 amends and supplements the Schedule 13D filed by AIML on October 20, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by AIML on November 2, 2003, Amendment No. 2 to the Schedule 13D filed by AIML on May 26, 2004 and Amendment No. 3 to the Schedule 13D filed by AIML on September 8, 2004 (the “Original Schedule 13D”). Except as set forth below, the information in the Original Schedule 13D remains as stated therein and is incorporated by reference to this amendment in all respects. Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Except as set forth in Item 6 which is incorporated by reference into this Item 4 in all respects, the Ashmore Parties do not at the present time have any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Ashmore Parties intend to review on a continuing basis their ownership of the Common Stock, the Preferred Stock and the Warrants and the Company’s business, prospects and financial condition. Based on such continuing reviews, alternate investments opportunities available to the parties and all other factors deemed relevant (including, without limitation, the market for and the price of the Preferred Stock, the Warrants and the underlying Common Stock, offers for the underlying Common Stock, transfer restrictions applicable to the Preferred Stock, the Warrants and the underlying Common Stock, general economic conditions and other future developments), the Ashmore Parties may decide to sell or seek the sale of all or part of the Common Stock, Preferred Stock, the Warrants or the underlying Common Stock or increase their holdings of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the original Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) – (b) Based on information disclosed by the Company in its Form 10-Q for the quarter ended June 30, 2004 as filed with the Commission on August 13, 2004, the Company had 12,430,417 shares of Common Stock issued and outstanding as of August 9, 2004.

GSSF is deemed to directly beneficially own 1,668,572 shares of Common Stock representing 13.3 percent of the outstanding Common Stock after conversion of the 12,000 shares of Preferred Stock owned by it to 120,000 shares of Common Stock. GSSF has shared voting and investment power with respect to such shares of Common Stock.

AEEP directly beneficially owns 441,200 shares of Common Stock representing 3.5 percent of the outstanding Common Stock. AEEP has shared voting and investment power with respect to such shares of Common Stock.

EMLIP is deemed to directly beneficially own 2,100,000 shares of Common Stock, representing 14.5 percent of the outstanding Common Stock after the exercise of the Warrants owned by EMLIP and purchase of the underlying Common Stock. EMLIP has shared voting and investment power with respect to such shares of Common Stock.

CUSIP No. 4455421030	Page 11 of 13 pages

AEMDF is deemed to directly beneficially own 400,000 shares of Common Stock, representing 3.1 percent of the outstanding Common Stock after the exercise of the Warrants owned by AEMDF and purchase of the underlying Common Stock. AEMDF has shared voting and investment power with respect to such shares of Common Stock.

AGL indirectly beneficially owns 5,370,936 shares of Common Stock representing 43.2 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AGL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the ownership of 761,164 shares of Common Stock by a discretionary investment account. AGL has shared voting and investment power with respect to such shares of Common Stock.

AI(UK)L indirectly beneficially owns 5,370,936 shares of Common Stock representing 43.2 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock by virtue of AI(UK)L’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the ownership of 761,164 shares of Common Stock by a discretionary investment account. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

AMCL indirectly beneficially owns 5,370,936 shares of Common Stock representing 43.2 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AMCL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the ownership of 761,164 shares of Common Stock by a discretionary investment account. AMCL has shared voting and investment power with respect to such shares of Common Stock.

AIML indirectly beneficially owns 5,370,936 shares of Common Stock representing 43.2 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 12,000 shares of Preferred Stock to 120,000 shares of Common Stock, by virtue of AIML’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the ownership of 761,164 shares of Common Stock by a discretionary investment account. AIML has shared voting and investment power with respect to such shares of Common Stock.

(c) Except as described herein, no transactions by the Ashmore Parties required to be reported by this Item have taken place since the filing of the Original Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The final closing of each of the Ashmore Purchase and Sale Agreements was completed on September 20, 2004. Following the final closing of each of the Ashmore Purchase and Sale Agreements, TDC A/S exercised each of the Options on September 21, 2004. TDC A/S exercised Option 1 to purchase 241,800 shares of Common Stock from AEEP at an exercise price of US$5.04 per share of Common Stock. The aggregate purchase price paid by TDC A/S to AEEP in connection with the exercise of Option 1 was US$1,218,672. TDC A/S exercised Option 2 to purchase 1,141,744 shares of Common Stock from EMDCD at an exercise price of US$5.04 per share of Common Stock. The aggregate purchase price paid by TDC A/S to EMDCD in connection with the exercise of Option 2 was US$5,754,391. TDC A/S exercised Option 3 to purchase 18,000 shares of Preferred Stock from GSSF at an exercise price of US$55.44 per share of Preferred Stock. The aggregate purchase price paid by TDC A/S to GSSF in connection with the exercise of Option 3 was US$997,921. Following the exercise of the Options, the purchase and sale of the Common Stock and the Preferred Stock was completed on September 27, 2004. In addition, upon the exercise of the Options and subject to the terms and conditions set forth therein, the Stockholders Agreement between GSSF, AEEP, EMDCD and TDC A/S became effective.

CUSIP No. 4455421030	Page 12 of 13 pages

The foregoing descriptions of the Options and the Stockholders Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the complete texts of the Options and the form of Stockholders Agreement which were filed with the Original Schedule 13D and are incorporated by reference into this Item 6 in all respects.

CUSIP No. 4455421030	Page 13 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2004

/s/ Tim Davis

Name:	Tim Davis
Title:	General Counsel

On behalf of:
Ashmore Investment Management Limited

/s/ Mark Coombs

Name:	Mark Coombs
Title:	Director

On behalf of:
Ashmore Group Limited
Ashmore Investments (UK) Limited

/s/ Graham Hall

Name:	Graham Hall
Title:	Alternate Director

On behalf of:
Ashmore Management Company Limited
Ashmore Global Special Situations Fund Limited
Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio
Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio

/s/ Martin Lang

Name:	Martin Lang
Title:	Director

On behalf of:
Ashmore Emerging Markets Debt Fund